PRELIMINARY TERMS SUPPLEMENT NO. 3 dated March 25, 2009 (Subject to Completion)	Filed pursuant to Rule 433
To Prospectus Supplement and Prospectus dated February 5, 2007	Registration Statement No. 333-140456
and Product Supplement No. 5 dated January 16, 2009
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Units
Strategic Accelerated Redemption Securities®
Linked to the S&P 500® Index
Due May , 2011
$10 principal amount per unit

Expected Pricing Date* April , 2009
Settlement Date* April , 2009
Maturity Date* May , 2011
CUSIP No.

Eksportfinans ASA

Strategic Accelerated Redemption Securities®

- The Notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of between 10.00% and 14.00% per annum if the closing level of the S&P 500® Index on any observation date is equal to or greater than 100% of its Starting Value
- A maturity of approximately 2 years
- 1-to-1 downside loss if the Notes are not called prior to maturity and the closing level of the S&P 500® Index decreases below a Threshold Value, with up to 90% of the principal amount at risk
- No periodic interest payments
- Application may be made to list on NYSE Arca under the symbol "SGO"
- This debt is **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 5 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this preliminary terms supplement, beginning on page PS-4 of product supplement no. 5, and beginning on page S-4 of the prospectus supplement.

References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)(2)	$ 0.20	$
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.80	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.15 per unit, respectively.

(2) For additional information, see “Supplemental Plan of Distribution” in product supplement no. 5.

* Depending on the date the Notes are priced for initial sale to the public, which may be in April or May 2009, the settlement date may occur in April or May 2009, the maturity date may occur in April or May 2011 and the Observation Dates may be adjusted accordingly. Any reference in this terms supplement to the month in which the pricing date, settlement date, maturity date or any Observation Date will occur is subject to change as specified above.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Eksportfinans ASA is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Notes.

Merrill Lynch & Co.

April , 2009

Summary

The Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due May , 2011 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes are designed for, but not limited to, investors who anticipate that the Observation Level of the S&P 500® Index (the Index) on any Observation Date will be equal to or greater than the Call Level.

The Notes provide for an automatic call of the Notes if the Observation Level of the Index on any Observation Date is equal to or greater than the Call Level. If the Notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the Call Amount) equal to the $10 Original Offering Price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you receive on the maturity date (the Redemption Amount) will not be greater than the Original Offering Price per unit and will be based on the direction of and percentage change in the level of the Index from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forgo interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the Notes. Investors also must be prepared to have their Notes called by us on any Observation Date.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in the accompanying product supplement no. 5.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 2 years
Market Measure:	S&P 500® Index (Index Symbol: SPX)
Starting Value:

The closing level of the Index on the Pricing Date. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

Ending Value:

The Observation Level on the final Observation Date. If it is determined that a scheduled Observation Date is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described in product supplement no. 5.

Observation Level:	The closing level of the Index on any Observation Date.
Observation Dates:	April , 2010; September , 2010 and April , 2011 (the final Observation Date).
The Observation Dates will occur approximately every six months beginning with the first Observation Date which will occur approximately one year after the Pricing Date.
Call Level:	100.00% of the Starting Value
Call Amounts (per Unit):	$11.00 – $11.40 if called on April , 2010; $11.50 - $12.10 if called on September , 2010; and $12.00 - $12.80 if called on April , 2011.
The actual Call Amounts will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with the sale of the Notes.
Call Premium:

10.00% – 14.00% of the Original Offering Price per annum. The actual Call Premium will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with the sale of the Notes.

Call Settlement Date:

The fifth Banking Business Day (as defined in product supplement no. 5) following an Observation Date, if the Notes are called on such Observation Date, subject to postponement as described in product supplement no. 5; provided however, that the Call Settlement Date related to the final Observation Date shall be the maturity date.

Threshold Value:	90.00% of the Starting Value (rounded to two decimal places).
Leverage Factor:	100.00%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S)

Determining Payment for the Notes

Automatic Call Provision:

The Notes will be automatically called on an Observation Date if the Observation Level on such Observation Date is equal to or greater than the applicable Call Level. If the Notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to such Observation Date, which is equal to the $10 Original Offering Price per unit plus the Call Premium.

Is the Observation Level equal to or greater than the Call Level on any Observation Date?

Yes → The Notes will be called on that Observation Date and you will receive per unit:

$10 + the Call Premium applicable to that Observation Date

No → The Notes will not be called.

Payment at Maturity:

If the Notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Is the Ending Value equal to or greater than the Threshold Value?

Yes → You will receive per unit:

$10

No → You will receive per unit:

$$\$10 + \left[\$10 \times \left(\frac{\text{Ending Value - Threshold Value}}{\text{Starting Value}}\right) \times \text{Leverage Factor}\right]$$

In this case, you will receive a payment that is less, and possibly significantly less, than the $10 Original Offering Price per unit.

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations (rounded to two decimal places) assuming:

1) a hypothetical Starting Value of 750.74, the closing level of the Index on March 12, 2009;

2) a hypothetical Threshold Value of 675.67 or 90.00% of the hypothetical Starting Value;

3) a hypothetical Call Level of 750.74, or 100.00% of the hypothetical Starting Value;

4) a term of the Notes from March 19, 2009 to March 18, 2011, a term expected to be similar to that of the Notes;

5) a Call Premium of 12.00% of the $10.00 Original Offering Price per unit per annum, the midpoint of the range of 10.00% and 14.00%; and

6) Observation Dates occurring on March 19, 2010, September 20, 2010 and March 11, 2011.

The Notes are called on one of the Observation Dates

The Notes have not been previously called and the Observation Level on the relevant Observation Date is equal to or greater than the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1
If the call is related to the Observation Date that falls on March 19, 2010, the Call Amount per Unit will be:
$10.00 plus the Call Premium of $1.20 = $11.20 per Note.

Example 2
If the call is related to the Observation Date that falls on September 20, 2010, the Call Amount per Unit will be:
$10.00 plus the Call Premium of $1.80 = $11.80 per Note.

Example 3
If the call is related to the Observation Date that falls on March 11, 2011, the Call Amount per Unit will be:
$10.00 plus the Call Premium of $2.40 = $12.40 per Note.

The Notes are not called on any of the Observation Dates

Example 4
The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Market Measure on the final Observation Date is not less than 675.67, the hypothetical Threshold Value. The amount you receive at maturity per Note will therefore be $10.00.

Observation Level (%)
125%
120%
115%
110%
105%
100%
95%
90%
85%
80%
75%
Level at which a Mandatory Call occurs
Closing Level of the Index on the last Observation Date: 92.00% of Starting Value (or 690.68)
Threshold Level
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11

Example 5
The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Market Measure on the final Observation Date is less than 675.67, the hypothetical Threshold Value. The amount you receive at maturity will be less, and possibly significantly less, than the $10
Original Offering Price per Note.

If the Ending Value is 638.13, or 85.00% of the hypothetical Starting Value, the payment at maturity will be:
$10 + [$10 x (638.13 – 675.67) / 750.74] = $9.50 per Note

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Observation Level on the applicable Observation Date, Ending Value, if applicable, Call Premium and term of your investment.

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on March 19, 2010	Observation Date on September 20, 2010	Observation Date on March 11, 2011
Hypothetical Starting Value	750.74	750.74	750.74
Hypothetical Call Level	750.74	750.74	750.74
Hypothetical Observation Level on the Observation Date	859.82	813.43	772.74
Return of the Market Measure (excluding any dividends)	14.53%	8.35%	2.93%
Return of the Notes	12.00%	18.00%	24.00%
Call Amount per Unit	$11.20	$11.80	$12.40

Notes are Not Called on any Observation Date	Hypothetical Ending Value exceeds the Threshold Value	Hypothetical Ending Value does not exceed the Threshold Value
Hypothetical Starting Value	750.74	750.74
Hypothetical Ending Value	690.68	638.13
Hypothetical Threshold Value	675.67	675.67
Is the hypothetical Ending Value less than the hypothetical Threshold Value?	No	Yes
Return of the Market Measure (excluding any dividends)	-8.00%	-15.00%
Return of the Notes	0.00%	-5.00%
Redemption Amount per Unit	$10.00	$9.50

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement no. 5 and “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  If your Notes are not called prior to maturity, your investment may result in a loss, which could be substantial.

  Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return will be capped at the Call Premium.

  Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the level of the Index will be equal to or greater than the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

  You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from the Starting Value to the date on which the Notes are called.

  You accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Offering Price per unit.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases below the Threshold Value from the Starting Value to the Ending Value on the final Observation Date.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of receiving distributions from the Index or receiving dividends or other benefits of owning the stocks included in the Index.

  You accept that there is no assurance that the Notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the Notes or that there will be liquidity in any trading market. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of Eksportfinans.

The Notes may not be appropriate investments for you if:

  You want to hold your Notes for the full term.

  You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value.

  You anticipate that the Observation Level will not be equal to or greater than the Call Level on any Observation Date.

  You seek a return on your investment that will not be capped at the Call Premium.

  You are seeking 100% principal protection or preservation of capital.

  You seek interest payments or other current income on your investment.

  You want to receive distributions from the Index or dividends paid on the stocks included in the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Notes to dealers and/or selling agents, including affiliates that are dealers (such as First Republic Securities Company, LLC), at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account.

Merrill Lynch and First Republic Securities Company, LLC may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of Merrill Lynch and First Republic Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices.

The Index

All disclosure contained in this terms supplement regarding the S&P 500® Index (the Index), including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s Financial Services LLC (Standard & Poor’s or S&P). Eksportfinans and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of Eksportfinans, the Calculation Agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Standard & Poor’s publishes the Index. The Index is maintained by the S&P Index Committee, a team of Standard & Poor’s economists and index analysts, who meet on a regular basis. The goal of the S&P Index Committee is to ensure that the Index remains a leading indicator of U.S. equities, reflecting the risk and return characteristics of the broader large market capitalization segment of the market on an on-going basis. The S&P Index Committee also monitors constituent liquidity to ensure efficient portfolio trading while keeping index turnover to a minimum.

The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Index: 1) Consumer Discretionary; 2) Consumer Staples; 3) Energy; 4) Financials; 5) Health Care; 6) Industrials; 7) Information Technology; 8) Materials; 9) Telecommunication Services; and 10) Utilities.

Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above. Relevant criteria for index additions include:

  U.S. Company. Determining factors include location of the company’s operations, its corporate structure, its accounting standards and its exchange listings;

  Market Capitalization. Companies with market capitalization in excess of US$4 billion. This minimum is reviewed from time to time to ensure consistency with market conditions;

  Public Float. There must be public float of at least 50%;

  Financial Viability. Companies should have four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items;

  Adequate Liquidity and Reasonable Price. The ratio of annual dollar value traded to market capitalization for the company should be 0.30 or greater. Very low stock prices can affect a stock’s liquidity;

  Sector Representation. Companies’ industry classifications contribute to the maintenance of a sector balance that is in line with the sector composition of the universe of eligible companies with market capitalization in excess of US$4 billion; and

  Company Type. Constituents must be operating companies. Closed-end funds, holding companies, partnerships, investment vehicles and royalty trusts are not eligible. Real Estate Investment Trusts (REITs) (excluding mortgage REITs) and business development companies (BDCs) are eligible for inclusion.

Continued index membership is not necessarily subject to these guidelines. The S&P Index Committee aims to minimize unnecessary turnover in index membership and each removal is determined on a case-by-case basis. Relevant criteria for index removals include:

  Companies that substantially violate one or more of the criteria for index inclusion; and

  Companies involved in merger, acquisition, or significant restructuring such that they no longer meet the inclusion criteria.

The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the Index

While Standard & Poor’s currently employs the following methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, Standard & Poor’s began shifting the Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. Standard & Poor’s criteria for selecting stocks for the Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the Index (i.e., its market value).

The goal of float adjustment is to distinguish strategic shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. Shareholders concerned with control of a company include board members, founders and owners of large blocks of stock. Likewise, holdings of stock in one corporation by another corporation are normally for control, not investment, purposes. Normally government holdings are not investments made because a stock is expected to appreciate or the government entity is managing its excess funds through equity investments.

Share owners acting as investors will consider changes in the stock’s price, earnings or the company’s operations as possible reasons to buy or sell the stock. They hold the stock because they expect it to appreciate in value and believe the stock offers better risk and return opportunities than other investments. Further, a sharp rise or fall in the stock’s price could be a reason to adjust their positions. Mutual funds, pension plans and other institutional investors are usually in this category. The fact that an institutional investor has held a block of shares for several years is not evidence that the block is being held for control, rather than investment, reasons.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are presumed to be for control and are subject to float adjustment:

  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buy-out groups;

  holdings by government entities, including all levels of government in the United States or foreign countries; and

  holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group listed above exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (IWF) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology: the level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the base period). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index.

Index Maintenance

The S&P Index Committee follows a set of published guidelines for maintaining the index. These guidelines provide the transparency required and fairness needed to enable investors to replicate the index and achieve the same performance as the Index.

In order to ensure that the level of the Index remains an accurate barometer of stock market performance over time, it is necessary to adjust the index divisor in response to any change that alters the total market value of the index while holding stock prices constant. Index maintenance—reflecting changes in shares outstanding, capital actions, addition or deletion of stocks to the Index—should not change the level of the index. If the Index closes at 1,250 and one stock is replaced by another, after the market close, the index should open at 1,250 the next morning if all of the opening prices are the same as the previous day’s closing prices. This is accomplished with an adjustment to the divisor.

Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new divisor based on whatever changes are being made. It is, then, possible to provide two complete descriptions of the index—one as it existed at the close of trading and one as it will exist at the next opening of trading. If the same stock prices are used to calculate the index levels for these two descriptions, the index levels will be the same.

For cataloging changes, it is useful to separate changes caused by the management of the index from those stemming from corporate actions of the constituent companies. Among those changes driven by index management are adding or deleting companies, adjusting share counts and changes to IWFs and other factors affecting share counts or stock prices.

Index Management Related Changes. When a company is added to or deleted from the Index, the net change in the market value of the index is calculated and this is used to calculate the new divisor. The market values of stocks being added or deleted are based on the prices, shares outstanding, IWFs and any other share count adjustments. Specifically, if a company being added has a total market cap of US$10 billion, an IWF of 85% and, therefore, a float adjusted market cap of US$8.5 billion, the market value for the added company used is US$8.5 billion.

For most S&P indices, there are a few dates during the year when IWFs and share counts are updated. (Typically small changes in shares outstanding are reflected in indices once a quarter to avoid excessive changes to an index.) The revisions to the divisor resulting from these are calculated and a new divisor is determined.

Corporate Action Related Changes. There are a large range of different corporate actions ranging from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor is adjusted.

Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines the divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, no company removed from the index.	No
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

The Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of February 27, 2009, 411 companies or 81.6% of the market capitalization of the Index traded on the New York Stock Exchange; 89 companies or 18.4% of the market capitalization of the Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of February 27, 2009, the aggregate market value of the companies included in the Index represented approximately 75% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of February 27, 2009 indicated in parentheses: Consumer Discretionary (8.4%); Consumer Staples (13.4%); Energy (13.8%); Financials (9.8%); Health Care (15.6%); Industrials (9.8%); Information Technology (17.4%); Materials (3.1%); Telecommunication Services (4.1%) and Utilities (4.5%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

Historical Data

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through February 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On March 12, 2009, the closing level of the Index was 750.74.

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License Agreement

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to Merrill Lynch, in exchange for a fee, of the right to use the indices owned by Standard & Poor’s in connection with the issuance of certain securities, including the Notes. Eksportfinans is a sublicensee of the license granted to MLPF&S.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to Merrill Lynch (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to Eksportfinans, Merrill Lynch or the Notes. S&P has no obligation to take the needs of Eksportfinans, Merrill Lynch or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Standard & Poor’s does not guarantee the accuracy and/or uninterrupted calculation of the Index or any data included therein. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by Merrill Lynch, Eksportfinans, owners of the Notes or any other person or entity from the use of the Index or any data included therein. Standard & Poor’s makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event will Standard & Poor’s have any liability for any loss of profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes will be treated as a capital gain while any loss will be treated as a capital loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the Notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 5, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” in the accompanying product supplement no. 5, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Possible New Administrative Guidance and/or Legislation. On December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section in the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this preliminary terms supplement, together with the documents listed below (collectively, the Note Prospectus), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 5 dated January 16, 2009:
  http://www.sec.gov/Archives/edgar/data/700978/000095012309000810/u06091e424b2.htm

  Prospectus supplement and prospectus dated February 5, 2007:
  http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the SEC) for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of its structured investments (the Structured Investments), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.